
SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH, D.C.
193
SECTION


10012313

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington D.C. 20549**

---

**FORM 11-K**

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

(Mark One) :

[✓] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2009**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from ............... to ...............**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

**SMSC 401(K) SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**STANDARD MICROSYSTEMS CORPORATION**

**80 Arkay Drive**
**Hauppauge, New York 11788**

## SMSC 401(K) SAVINGS PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS



*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.



Crowe Horwath LLP
Independent Member Crowe Horwath International

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of
SMSC 401(k) Savings Plan
Hauppauge, New York

We have audited the accompanying statements of net assets available for benefits of SMSC 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 28, 2010

## SMSC 401(K) SAVINGS PLAN
## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
### As of December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Investments: | | |
| Cash and cash equivalents | $ 1,643 | $ 360 |
| Investments, at fair value | 59,714,459 | 43,450,427 |
| Participant loans | 562,910 | 542,770 |
| Total investments | 60,279,012 | 43,993,557 |
| Receivables: | | |
| Employer contributions | 136,292 | 185,672 |
| Participant contributions | 0 | 0 |
| Other | 15,078 | 19,783 |
| Total receivables | 151,370 | 205,455 |
| Net assets reflecting all investments at fair value | 60,430,382 | 44,199,012 |
| Adjustment from fair value to contract value for fully benefit-responsive contracts | (49,281) | 384,855 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 60,381,101 | $ 44,583,867 |

The accompanying notes are an integral part of these financial statements.

## SMSC 401(K) SAVINGS PLAN
## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

| | |
|---|---|
| **ADDITIONS:** | |
| Investment income | |
| Net appreciation in fair value of investments | $11,135,909 |
| Interest and dividends | 732,380 |
| Total investment income | 11,868,289 |
| Contributions | |
| Participant contributions | 5,329,135 |
| Rollover contributions | 142,661 |
| Employer matching contributions | 2,066,192 |
| Total contributions | 7,537,988 |
| Total additions | 19,406,277 |
| **DEDUCTIONS:** | |
| Benefit payments | (3,583,173) |
| Administrative expenses | (25,870) |
| Total deductions | (3,609,043) |
| NET INCREASE | 15,797,234 |
| NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR | 44,583,867 |
| END OF YEAR | $60,381,101 |

The accompanying notes are an integral part of these financial statements.

---

## 1) Description of Plan

The following description of the SMSC (the "Company", "Standard Microsystems Corporation" or "Employer") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Purpose and Eligibility: The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the attainment of age 21 and completion of three months of service, as defined in the Plan provisions.

Participant Accounts: The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions: Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $16,500 for the year ended December 31, 2009. Participant contributions are allocated by each employee among twenty-three investment funds (including SMSC Common Stock) in 1% increments.

Participants that are at least age 50 and have contributed the maximum plan limit stated above may also elect to contribute catch-up contributions which could not exceed $5,500 in 2009.

Additionally, participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans. Catch-up and rollover contributions are not matched by the Company.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), effective January 1, 2007, the Plan was amended to allow participants to make after-tax Roth contributions to the Plan.


(Continued)

Employer Contributions: The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of eligible earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2009.

Pursuant to the Pension Protection Act of 2006 "PPA", effective January 1, 2007, the Plan was amended to allow participants to diversify out of SMSC Stock after the completion of 2 years of service, rather than the statutory 3-year period of time. Furthermore, any participant who attains age 55 may diversify out of SMSC Stock irrespective of years of service.

Benefits and Vesting: Upon the death, retirement or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

| Years of Service | Percentage Vested |
|---|---|
| Less than 1 year | 0% |
| 1 year but less than 2 years | 20% |
| 2 years but less than 3 years | 40% |
| 3 years but less than 4 years | 60% |
| 4 years but less than 5 years | 80% |
| 5 years or more | 100% |

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $1,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $1,000, the balance will be automatically distributed.

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans: The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2009 were at interest rates ranging from 4.25% - 9.25%.

Hardship Withdrawals: In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures: Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the year ended December 31, 2009, $21,102 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan year 2010.

## 2) Summary of Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States.

Contributions: Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relate to the value of investments. Actual results could differ from those estimates.

Adoption of New Accounting Standards: In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ ("The Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan's net assets available for benefits.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan's adoption of this standard in 2009 had no material effect upon the Plan's net assets available for benefits.


(Continued)

---

Investment Valuation and Income Recognition: The Plan's investments, other than participant loans, are reported at fair value. Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in bonds, notes, short-term money market instruments and conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at the reported net asset value per share.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements at December 31, 2009 Using | |
|---|---|---|
| | Quoted prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) |
| Investments | | |
| Mutual Funds | | |
| Large Cap | $ 27,638,629 | |
| Mid Cap | 3,042,194 | |
| Small Cap | 2,309,134 | |
| Governmental | 2,578,232 | |
| Bond | 1,875,431 | |
| Real Estate | 1,061,583 | |
| Target Retirement | 168,499 | |
| Target Retirement 2020 | 187,343 | |
| Target Retirement 2030 | 555,702 | |
| Target Retirement 2040 | 802,681 | |
| Company Common Stock | 12,303,609 | |
| Cash | 1,643 | |
| Collective Trust | | |
| Stable Value Fund | | $ 7,191,422 |

| | Fair Value Measurements at December 31, 2008 Using | |
|---|---|---|
| | Quoted prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) |
| Investments | $ 35,523,446 | $ 7,927,341 |

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Concentration of Credit Risk: At December 31, 2009 and 2008 approximately 20% and 19% of the Plan's assets were invested in Standard Microsystems Corporation common stock.

## 3) Risks and Uncertainties

The Plan provides for various investment options, which include various mutual funds, Company common stock, and a stable value collective trust. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Company common stock held by the Plan as of December 31, 2009 and 2008 has been valued at its quoted per share market price of $20.78 and $16.34, respectively.

## 4) Plan Administration

Management: Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses: Substantially all of the expenses of administrating the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

## 5) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Investments at fair value based on quoted market price: | | |
| SMSC Common Stock * | $ 12,303,609 | $ 8,535,738 |
| Columbia Value and Restructuring | 3,713,669 | 2,087,269# |
| Federated GNMA Institutional | 2,578,232# | 2,630,136 |
| Growth Fund of America R3 | 6,726,745 | 4,840,637 |
| Harbor International | 3,801,436 | 2,304,205 |
| Schwab 1000 Fund | 3,920,101 | 2,823,819 |
| T Rowe Price Capital Appreciation | 3,914,107 | 2,969,917 |
| Investments at fair value: | | |
| Schwab Stable Value Fund | 7,191,422 | 7,927,341 |

* Includes non-participant directed

# Investment amount did not represent 5% of the Plan's net assets but is included for comparative purposes

During 2009, the Plan's investments appreciated in value by $11,135,909 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

| | |
|---|---|
| SMSC Common Stock | $ 2,484,668 |
| Mutual Funds | 8,441,902 |
| Common Collective Trust | 209,339 |
| | $ 11,135,909 |

At December 31, 2009 and 2008 the Plan held 592,089 and 522,383 shares of SMSC common stock, respectively.

## 6) Non-participant Directed Investments

Participants, at their discretion, may invest their contributions in any or all of the twenty-three investment fund options offered under the Plan (including SMSC Common Stock). However, all Employer's contributions to the Plan are automatically invested in SMSC Common Stock. As of December 31, 2009 and 2008, the net assets of the Plan invested in SMSC Common Stock (including participant directed and non-participant directed balances) were $12,303,609 and $8,535,738, respectively. The components of the change in the SMSC common stock held by the Plan during 2009 were as follows:

| Year Ended December 31, | 2009 |
|---|---|
| Changes in Net Assets: | |
| Contributions | $ 2,431,530 |
| Net appreciation | 2,291,480 |
| Transfers to participant directed investments | (412,365) |
| Realized gain on investments | 193,188 |
| Benefit payments | (735,962) |
| Net Change | $ 3,767,871 |

## 7) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.


(Continued)

## 8) Income Tax Status

On March 4, 2009, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

## 9) Party-in-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by Charles Schwab and administrative expenses are paid to Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has investments in SMSC Common Stock (see notes 5 and 6), and these transactions also qualify as party-in-interest transactions, as SMSC is the Plan sponsor. The Plan also has investments in participant loans which qualify as party-in-interest transactions.

## 10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Form 5500:

| | 2009 | 2008 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 60,381,101 | $ 44,583,867 |
| Deficiency/(Excess) of contract value over estimated fair value of investment in stable value fund | 49,281 | (384,855) |
| Net assets per the Form 5500 | $ 60,430,382 | $ 44,199,012 |

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2009 per the financial statements to the net loss reported in the 2009 Form 5500:

| | 2009 |
|---|---|
| Increase in net assets available for benefits per the financial statements | $ 15,797,234 |
| Change in excess of contract value over estimated fair value of investment in stable value fund | 434,136 |
| Net gain per the Form 5500 | $ 16,231,370 |

**SMSC 401(k) Savings Plan**
**PLAN # : 001 EIN # : 11-2234952**
**SCHEDULE H – Line 4(i)**
**Schedule of Assets (Held at End of Year)**

**As of December 31, 2009**

| (a) | (b) Identity of Issue | (c) Description of Investment | (d) Cost ** | (e) Current Value |
|---|---|---|---|---|
| | American Fund Income Trust | Mutual Fund | | 748,195 |
| | Blackrock Lifepath 2020 | Mutual Fund | | 187,343 |
| | Blackrock Lifepath 2030 | Mutual Fund | | 555,702 |
| | Blackrock Lifepath 2040 | Mutual Fund | | 802,681 |
| | Blackrock Lifepath Ret I | Mutual Fund | | 168,499 |
| | Buffalo Small Cap | Mutual Fund | | 1,798,409 |
| | Columbia Small Cap Value Z | Mutual Fund | | 510,725 |
| | Columbia Value & Restructuring | Mutual Fund | | 3,713,669 |
| | Dreyfus MidCap Index Fund | Mutual Fund | | 935,437 |
| | Federated GNMA Institutional | Mutual Fund | | 2,578,232 |
| | Goldman Sachs Mid Cap Value A | Mutual Fund | | 816,306 |
| | Growth Fund of America R3 | Mutual Fund | | 6,726,745 |
| | Harbor International Inv | Mutual Fund | | 3,801,436 |
| * | Schwab Laudus International Market Master | Mutual Fund | | 2,399,194 |
| | PIMCO Total Return D | Mutual Fund | | 1,875,431 |
| | Rainer Small/Mid Cap Equity | Mutual Fund | | 1,290,451 |
| * | Schwab 1000 Fund | Mutual Fund | | 3,920,101 |
| | Selected American Fund | Mutual Fund | | 2,415,182 |
| | T Rowe Price Capital Appreciation | Mutual Fund | | 3,914,107 |
| | Virtus Real Estate Sec A | Mutual Fund | | 1,061,583 |
| * | Schwab Stable Value Fund | Common/Collective Trust | | 7,191,422 |
| * | Schwab U.S. Treasury Money Market Fund | Money Market | | 1,643 |
| * | Loans to Participants (1) | | | 562,910 |
| * | SMSC Common Stock | Common Stock | 12,287,688 | 12,303,609 |
| | | | | 60,279,012 |

* Parties-in-interest

** Cost omitted for participant directed funds, cost is not required for participant directed investments

Note (1): Various loans with interest rates ranging from 4.25% to 9.25% maturing January 21, 2010 through April 29, 2024.

# SMSC 401(k) Savings Plan
## PLAN # : 001 EIN # : 11-2234952
## SCHEDULE H – Line 4(j)
## Schedule of Reportable Transactions
## Year Ended December 31, 2009

| (a) Identity of Party Involved | (b) Description of Asset | (c) Purchase Price | (d) Selling Price | (e) Lease Rental | (f) Expense incurred with Transaction | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain or (Loss) |
|---|---|---|---|---|---|---|---|---|
| Charles Schwab | Schwab US Treasury Money Market Fund | 1,460,509 | | | | 1,460,509 | 1,460,509 | - |
| Charles Schwab | Schwab US Treasury Money Market Fund | | 1,459,226 | | | 1,459,226 | 1,459,226 | - |
| Charles Schwab | SMSC Common Stock | 2,916,950 | | | | 2,916,950 | 2,916,950 | - |
| Charles Schwab | SMSC Common Stock | | 1,629,911 | | | 1,864,424 | 1,629,911 | (234,513) |

Note: For the purpose of this schedule, the reportable transactions include transactions that would be identified as category (iii) transactions – a series of transactions in the same security in excess of 5% of the current value of Plan assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMSC 401(K) SAVINGS PLAN

By: 

Kris Sennesael
Vice President, and Chief Financial Officer
Standard Microsystems Corporation

June 28, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 2-78324 and No. 333-157947 on Form S-8 of Standard Microsystems Corporation of our report dated June 28, 2010, appearing in this Annual Report on Form 11-K of SMSC 401(k) Savings Plan for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 28, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL - 6 2010
WASH, D.C.
193
SECTION

**FORM 11-K**

(Mark One)

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 001 - 34654

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/28/10



Linda S. Brower, Trustee

**Item 4. Plan Financial Statements and Schedules**

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2009 and 2008, Supplemental Schedules as of and for the year ended December 31, 2009, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

**Exhibits**

The following exhibits are filed with or incorporated by reference into this Form 11-K:

| Exhibit | | Page |
|---|---|---|
| 1. | Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2009 and 2008, Supplemental Schedules as of and for the year ended December 31, 2009 and Report of Independent Registered Public Accounting Firm | E-1 |
| 2. | Consent of Moss Adams LLP | E-2 |

Exhibit 1

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2009 and 2008,
Supplemental Schedules as of and for the year ended December 31, 2009
and Report of Independent Registered Public Accounting Firm

# *Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan*

*Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedules as of and for the Year Ended December 31, 2009 and Report of Independent Registered Public Accounting Firm*

# WASHINGTON FEDERAL SAVINGS
# PROFIT SHARING RETIREMENT PLAN AND
# EMPLOYEE STOCK OWNERSHIP PLAN

## TABLE OF CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 28, 2010

# WASHINGTON FEDERAL SAVINGS
# PROFIT SHARING RETIREMENT PLAN AND
# EMPLOYEE STOCK OWNERSHIP PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ 3,203,181 | $ 4,664,726 |
| Investments at fair value as determined by quoted market prices: | | |
| Washington Federal, Inc. common stock | 29,888,392 | 22,940,726 |
| Index funds | 5,595,601 | 4,019,224 |
| | 35,483,993 | 26,959,950 |
| Investments at estimated fair value: | | |
| Repurchase agreements | 35,814,882 | 16,251,024 |
| Certificates of deposit | 25,283,669 | 39,214,920 |
| | 61,098,551 | 55,465,944 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 99,785,725 | $ 87,090,620 |

SEE NOTES TO FINANCIAL STATEMENTS

## WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| ADDITIONS: | | |
| Net appreciation (depreciation) of investments | $ 7,890,579 | $ (9,950,403) |
| Interest earned on investments | 2,067,433 | 2,589,134 |
| Cash dividends on common stock | 303,519 | 1,243,250 |
| Contributions: | | |
| Employer | 3,950,653 | 3,861,218 |
| Employee | 2,246,347 | 2,437,014 |
| Rollovers | 885,950 | 701,428 |
| Total contributions | 7,082,950 | 6,999,660 |
| Total additions | 17,344,481 | 881,641 |
| DEDUCTIONS: | | |
| Benefits paid to participants | 4,620,479 | 5,553,070 |
| Index funds expenses | 28,897 | 36,374 |
| Total deductions | 4,649,376 | 5,589,444 |
| NET CHANGE | 12,695,105 | (4,707,803) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 87,090,620 | 91,798,423 |
| End of year | $99,785,725 | $87,090,620 |

SEE NOTES TO FINANCIAL STATEMENTS

## 1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

***General***—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

***Contributions***—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($16,500 for 2009, plus a "catch-up" amount of $5,500 for 2009 for those who have attained age 50 or over at the end of the calendar year) to their 401(k) account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account, specifically directed to the "Growth and Income" fund within the index funds investment option (see description below). Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company contributions totaled 11% of participants' considered earnings for the years ended December 31, 2009 and 2008. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $49,000. As the plan pooled investments (see description below) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 8 include the entire balance of the plan pooled investments.

***Participant Accounts***—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

***Investment Options***—The Plan has established four accounts to which contributions are directed and three investment options:

*a.* *Accounts*—

- Participant contribution account—after-tax contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year

- 401(k) account—tax-deferred contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provides participants the ability to transfer fully vested amounts to either the ESOP account at two designated dates per year, or to the 401(k) account monthly

*b.* *Investments*—

- Company common stock—funds transferred to the ESOP account as authorized by the participant and invested in Company common stock

- Plan pooled investments—funds invested primarily in certificates of deposit and repurchase agreements as directed by the trustees

- Index funds—funds within the 401(k) account, directed by the participant, and invested in various index funds

***ESOP Account***—At least twice per year, from January 15 to January 31 and from July 15 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

***Vesting***—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

| Service Year Completed | Percentage Vested |
|---|---|
| 1 | – % |
| 2 | 20 |
| 3 | 40 |
| 4 | 60 |
| 5 | 80 |
| 6 or more | 100 |

***Forfeitures***—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2009 and 2008, forfeited nonvested accounts totaled $364,220 and $366,694, respectively.

***Benefits***—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

***Trustees and Administrators of the Plan***—The Plan is administered by the trustees appointed by the Board of Directors of the Company. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Robert C. Zirk, all employees of the Company, as required by the Plan.

***Administrative Expenses***—Administrative expenses related to the index funds investment option are paid by the participants who elect to invest in said option. All other expenses for administration of the Plan are paid by the Company.

***Subsequent Event***—Effective January 1, 2010, the following changes were made to the Plan agreement:

- Plan Name – The Plan's name changed to the "Washington Federal 401(k) and Employee Stock Ownership Plan and Trust".
- Contributions – The contribution deferral percentage changed from 100% to 90% of a participant's compensation.

- ESOP Account – Funds may not be transferred into the participant's ESOP account, however, as always, participant's can still purchase and sell Company common stock at any time through one of the funds offered by the Plan's administrator. In addition, Company common stock held in the ESOP account can be sold at anytime, but not more frequently than once per quarter.

- Administrative Expenses – An annual fee of $55 will be paid by each participant.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income Recognition***—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

***Payment of Benefits***—Benefits are recorded when paid.

***Reclassifications***—Certain reclassifications have been made to the financial statements to conform prior period to current classifications.

## 3. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.

**Level 2:** Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

**Level 3:** Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The investment in Company common stock and all but the Stable Value Fund within the index funds investment option are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded (Level 1). The other investments are stated at cost plus accrued investment income (Level 2), which approximates fair value at December 31, 2009 and 2008. The Stable Value Fund, which is one of the index funds investment options and invests in investment contracts, had a balance of $298,333 and $303,099 at December 31, 2009 and 2008, respectively, and is stated at contract value (Level 2), which approximates fair value. A reconciliation between the contract value and fair value for the Stable Value Fund is not presented due to the immaterial balance of the fund.

The following table discloses the balance of investments at fair value as of December 31, 2009 and 2008:

| | **Investment Assets at Fair Value as of December 31, 2009** | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Washington Federal, Inc. common stock | $ 29,888,392 | $ - | $ - | $ 29,888,392 |
| Index funds, excluding the Stable Value Fund | 5,297,268 | - | - | 5,297,268 |
| Stable Value Fund | - | 298,333 | - | 298,333 |
| Certificates of deposit | - | 25,283,669 | - | 25,283,669 |
| Repurchase agreements | - | 35,814,882 | - | 35,814,882 |
| | $ 35,185,660 | $ 61,396,884 | $ - | $ 96,582,544 |

| | **Investment Assets at Fair Value as of December 31, 2008** | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Washington Federal, Inc. common stock | $ 22,940,726 | $ - | $ - | $ 22,940,726 |
| Index funds, excluding the Stable Value Fund | 3,716,125 | - | - | 3,716,125 |
| Stable Value Fund | - | 303,099 | - | 303,099 |
| Certificates of deposit | - | 39,214,920 | - | 39,214,920 |
| Repurchase agreements | - | 16,251,024 | - | 16,251,024 |
| | $ 26,656,851 | $ 55,769,043 | $ - | $ 82,425,894 |

There were no transfers between, into and/or out of Levels 1, 2 or 3 during the years ended December 31, 2009 and 2008.

## 4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

## 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

## 6. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

## 7. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

| | 2009 | 2008 |
|---|---|---|
| Washington Federal, Inc. common stock (1,595,947 and 1,533,471 shares) | $ 29,888,392 | $ 22,940,726 |
| Certificates of deposit (yield): | | |
| Bank of America, 5.55%, due June 30, 2011 (5.70%) * | 6,063,454 | 5,740,872 |
| USAA, 2.23%, due February 2, 2011 (2.25%) * | 5,581,412 | |
| Capital One Bank, 5.45%, due November 10, 2016 (5.60%) * | 5,000,000 | 5,015,721 |
| US Bank, 3.46%, due September 11, 2009 (3.50%) * | | 7,610,406 |
| US Bank, 5.00%, due June 9, 2009 (5.00%) * | | 7,406,614 |
| USAA, 4.37%, due April 30, 2009 (4.46%) * | | 4,902,415 |
| Repurchase agreement (yield): | | |
| Washington Federal, 2.03%, due September 12, 2011 (2.05%) * | 7,842,451 | |
| Washington Federal, 2.30%, due December 10, 2010 (2.30%) * | 7,471,802 | |
| Washington Federal, 3.01%, due March 16, 2012 (3.01%) * | 5,752,945 | |
| Washington Federal, 3.01%, due November 30, 2012 (3.05%) * | 5,053,673 | |
| Washington Federal, 3.44%, due June 15, 2009 (3.49%) * | | 4,533,090 |
| State Street Global Advisors index funds | 5,595,601 | |

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $7,890,579 and (9,950,403) in 2009 and 2008, respectively, and was allocated as follows:

| | 2009 | 2008 |
|---|---|---|
| Washington Federal, Inc. common stock | $ 7,379,347 | $ (8,240,014) |
| Index funds | 511,232 | (1,710,389) |
| | $ 7,890,579 | $ (9,950,403) |

Certificates of deposit at December 31, 2009 and 2008, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 2.25% to 6.01% and 3.50% to 6.01%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

## 8. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

| | 2009 | 2008 |
|---|---|---|
| Net assets: | | |
| Repurchase agreements | $35,814,882 | $16,251,024 |
| Certificates of deposit | 25,283,669 | 39,214,920 |
| Washington Federal Savings money market accounts | 3,231,242 | 4,609,004 |
| | $64,329,793 | $60,074,948 |
| Changes in net assets: | | |
| Contributions | $ 6,310,353 | $ 6,105,447 |
| Interest earned on investments | 2,066,060 | 2,510,398 |
| Benefits paid to participants | (4,024,218) | (4,263,010) |
| Transfers from participant-directed investments | (97,350) | (2,058,830) |
| | $ 4,254,845 | $ 2,294,005 |

## 9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

* * * * * *

**WASHINGTON FEDERAL SAVINGS**
**PROFIT SHARING RETIREMENT PLAN AND**
**EMPLOYEE STOCK OWNERSHIP PLAN**

**PLAN NUMBER 001**
**EIN 91-0135860**

**SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2009**

| (a) | (b) Issue | (c) Description (Yield) | (d) Cost | (e) Fair Value |
|---|---|---|---|---|
| * | Washington Federal, Inc. | 1,595,947 shares of common stock | ** | $ 29,888,392 |
| | Index funds: | | | |
| | State Street Global Advisors | S&P Midcap Stock | ** | 999,503 |
| | State Street Global Advisors | International | ** | 752,487 |
| | State Street Global Advisors | S&P 500/Growth Stock | ** | 621,885 |
| | State Street Global Advisors | S&P 500/Value Stock | ** | 518,969 |
| | State Street Global Advisors | S&P 500 Stock | ** | 496,189 |
| | State Street Global Advisors | Russell 2000 Stock | ** | 462,552 |
| | State Street Global Advisors | Growth and Income | ** | 373,834 |
| | State Street Global Advisors | Growth | ** | 340,412 |
| | State Street Global Advisors | Short Term Investment | ** | 323,341 |
| | State Street Global Advisors | Stable Value | ** | 298,333 |
| | State Street Global Advisors | Long Treasury Index | ** | 290,302 |
| | State Street Global Advisors | Income Plus | ** | 117,794 |
| | | | | 5,595,601 |
| | Certificates of deposit: | | | |
| | Bank of America | 5.55%, June 30, 2011 (5.70%) | 5,000,000 | 6,063,453 |
| | USAA Federal Savings Bank | 2.23%, February 2, 2011 (2.25%) | 5,561,365 | 5,581,412 |
| | Capital One Bank | 5.45%, November 10, 2016 (5.60%) | 5,000,000 | 5,000,000 |
| | USAA Federal Savings Bank | 3.87%, May 29, 2010 (3.87%) | 2,416,438 | 2,568,702 |
| | Key Bank | 5.83%, October 13, 2017 (6.01%) | 2,000,000 | 2,024,615 |
| | Key Bank | 5.46%, October 21, 2014 (5.61%) | 2,000,000 | 2,023,028 |
| | Key Bank | 5.32%, October 19, 2012 (5.47%) | 2,000,000 | 2,022,459 |
| | | | | 25,283,669 |
| | Repurchase agreements: | | | |
| * | Washington Federal Savings | 2.03%, September 12, 2011 (2.05%) | 7,793,858 | 7,842,451 |
| * | Washington Federal Savings | 2.30%, December 10, 2010 (2.30%) | 7,376,157 | 7,471,802 |
| * | Washington Federal Savings | 3.01%, March 16, 2012 (3.01%) | 5,617,293 | 5,752,945 |
| * | Washington Federal Savings | 3.01%, November 30, 2012 (3.05%) | 5,040,196 | 5,053,673 |
| * | Washington Federal Savings | 2.53%, June 15, 2011 (2.55%) | 4,603,875 | 4,667,824 |
| * | Washington Federal Savings | 3.78%, December 16, 2010 (3.83%) | 3,382,880 | 3,518,324 |
| * | Washington Federal Savings | 2.05%, June 10, 2010 (2.05%) | 1,489,973 | 1,507,863 |
| | | | | 35,814,882 |
| | Cash and cash equivalents: | | | |
| * | Washington Federal Savings | Variable rate savings accounts | 3,203,181 | 3,203,181 |
| | | | | $ 99,785,725 |

* Party-in-interest
** Historical cost not required as investment is participant-directed

**WASHINGTON FEDERAL SAVINGS**
**PROFIT SHARING RETIREMENT PLAN AND**
**EMPLOYEE STOCK OWNERSHIP PLAN**

**PLAN NUMBER 001**
**EIN 91-0135860**

**SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS**
**YEAR ENDED DECEMBER 31, 2009**

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

| (a) Identity of Party Involved | (b) Description of Asset | (c) Purchase Price | (d) Proceeds Received Upon Maturity or Selling Price | (i) Net Gain or (Loss) |
|---|---|---|---|---|
| Single transactions: | | | | |
| US Bank | CD, 3.46%, matured September 11, 2009 | $ - | $ 7,793,859 | $ - |
| Washington Federal Savings* | Repurchase agreement, 2.03%, due September 12, 2011 | 7,793,859 | | |
| US Bank | CD, 5.00%, matured June 9, 2009 | | 7,376,157 | |
| Washington Federal Savings* | Repurchase agreement, 2.30%, due December 10, 2010 | 7,376,157 | | |
| USAA | CD, 2.23%, due February 2, 2011 | 5,561,365 | | |
| USAA | CD, 4.37%, matured April 30, 2009 | | 4,974,860 | |
| Washington Federal Savings* | Repurchase agreement, 3.01%, due November 30, 2012 | 4,974,860 | | |
| Washington Federal Savings* | Repurchase agreement, 5.30%, due March 16, 2012 | 3,192,278 | | |
| Washington Federal Savings* | Repurchase agreement, 3.68%, due November 2, 2009 | | 3,058,722 | |
| Washington Federal Savings* | Repurchase agreement, 3.68%, due October 30, 2009 | | 1,490,857 | |
| Washington Federal Savings* | Repurchase agreement, 3.15%, due January 2, 2009 | | 1,471,920 | |
| Washington Federal Savings* | Repurchase agreement, 2.05%, due June 2, 2010 | 1,471,920 | | |
| Key Bank | CD, 5.83%, due October 13, 2017 | | 120,073 | |
| Key Bank | CD, 5.46%, due October 21, 2014 | | 112,122 | |
| Key Bank | CD, 5.32%, due October 19, 2012 | | 109,275 | |
| Series of transactions: | | | | |
| Washington Federal Savings* | Variable rate savings accounts | 6,125,257 | 11,476,617 | |
| Capital One | CD, 5.45%, due November 10, 2016 | | 273,100 | |

*Party-in-interest

Exhibit 2

Consent of Moss Adams LLP

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 28, 2010, with respect to the financial statements and supplemental schedules of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan as of December 31, 2009 and 2008 and for the years then ended, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 28, 2010

Received SEC

JUL 0 6 2010

Washington, DC 20549

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 11-K**

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2009**

**OR**

**☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from _____ to _____**

**Commission file number 0-362**

**FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN**
**(FULL TITLE OF THE PLAN)**

**FRANKLIN ELECTRIC CO., INC.**
**(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)**

| **Indiana**<br>**(State or other jurisdiction of incorporation or organization)** | **35-0827455**<br>**(I.R.S.Employer Identification No.)** |
|---|---|
| **400 East Spring Street**<br>**Bluffton, Indiana**<br>**(Address of principal executive offices)** | **46714**<br>**(Zip Code)** |

**(260) 824-2900**
**(Registrant's telephone number, including area code**

# Franklin Electric Directed Investment Salary Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, and Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm.

## FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

**TABLE OF CONTENTS**



NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Crowe Horwath LLP
Independent Member Crowe Horwath International

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Benefits Committee
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statement of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits of the Plan for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 29, 2010

**Deloitte.**

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statement of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2008. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 25, 2009

# FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| ASSETS: | | |
| Participant-directed investments — at fair value (Note 3): | | |
| Short-term investments | $ 379,300 | $ 432,300 |
| Franklin Electric Co., Inc. common stock | 14,785,900 | 15,837,500 |
| Investments in shares of registered investment companies | 26,751,600 | 19,949,000 |
| Invesco Structured Core Equity Fund | 6,132,000 | 5,655,200 |
| Wells Fargo Stable Return Fund | 24,544,100 | 26,069,200 |
| Target Date Funds | 2,413,400 | 1,261,000 |
| Participant loans | 1,871,400 | 2,211,700 |
| Total investments | 76,877,700 | 71,415,900 |
| Receivables: | | |
| Employer contribution | 890,600 | 1,579,800 |
| Accrued investment income | 100 | 800 |
| Total receivables | 890,700 | 1,580,600 |
| Total Assets | 77,768,400 | 72,996,500 |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 77,768,400 | 72,996,500 |
| Adjustments from fair value to contract value for fully benefit-responsive investments contracts | (49,000) | 1,459,500 |
| NET ASSETS AVAILABLE FOR BENEFITS | $77,719,400 | $74,456,000 |

See notes to financial statements.

# FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Contributions: | |
| Participant contributions | $ 3,827,200 |
| Participant rollover contributions | 1,005,900 |
| Transfer from ESOP diversification | 861,900 |
| Employer contributions | 890,600 |
| Total Contributions | 6,585,600 |
| Investment income: | |
| Net appreciation in fair value of investments | 8,167,700 |
| Dividends and interest | 944,500 |
| Total Investment Income | 9,112,200 |
| Total Additions | 15,697,800 |
| Deductions: | |
| Benefits paid to participants | 12,385,700 |
| Administrative expenses | 48,700 |
| Total deductions | 12,434,400 |
| INCREASE IN NET ASSETS | 3,263,400 |
| NET ASSETS AVAILABLE FOR BENEFITS: | |
| Beginning of year | 74,456,000 |
| End of year | $ 77,719,400 |

See notes to financial statements.

### 1. DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

**General** — The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Fiduciary"). The Benefits Committee is appointed by the Company. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for employees are made to the Plan.

**Contribution** — U.S. Domestic employees can contribute from 1% to 50% of their eligible compensation not to exceed the IRS limit ($16,500 for 2009.) An additional $5,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year. For U.S. domestic employees other than the Siloam Springs union contract employees or the Franklin Pump Systems union contract employees, effective January 1, 2009, the Company contributed an amount equal to 100% of the first 2% and 50% of the next 3% of the participant's contribution, or up to 3 1/2% of each employee's eligible compensation through May 1, 2009. The Company suspended this Company match from May through the remainder of the year.

Effective May 1, 2009, for the Siloam Springs union contract employees, the Company contributed an amount equal to 100% of the first 1% and 50% of the next 4% of the participant's contribution, or up to 3% of each employee's eligible compensation through May 1, 2009. The Company suspended this Company match from May through the remainder of the year.

Effective May 1, 2009, for the Franklin Pump Systems union contract employees, the Company contributed 3% of each employee's eligible compensation through May 1, 2009, whether the employee participated in the 401k or not. The Company suspended this Company contribution from May through the remainder of the year.

Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

**Diversification Election for Employee Stock Ownership Plan ("ESOP")** — On a monthly basis, participants have the opportunity to diversify all vested monies in their ESOP account balance into the Plan.

**Participant Accounts** — Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

**Investments** — Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a Structured Core Equity Fund, an Intermediate Bond Fund, a Stable Return Collective Investment Fund, an International Equity Fund, a Small Capitalization Growth Equity Fund, a Large Capitalization Growth Fund, and various Target Date Funds as investment options for participants.

**Vesting** — Participants are fully vested in their accounts at all times.

**Participant Loans** — Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account. Loans are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4½ years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

**Payment of Benefits** — Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The financial statements of the Plan are prepared under the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Risks and Uncertainties** — Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

**Investment Valuation** — The Plan's investments are stated at fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on NASDAQ. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued based on the outstanding loan balances and management's own assumptions about the methods and assumptions a market participant would use to value these loans, which approximates fair value.

As per accounting guidance related to *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the accounting guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Wells Fargo Stable Return Fund N (the "Fund") is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G ("Fund G"), a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Fund G. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value ("NAV"), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee, or by discounting the related cash flows based on the current discount rate. The plan administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units. Units will be redeemed at the Unit Value next determined following receipt by Wells Fargo of written redemption instructions, and redemption proceeds will generally be paid to the account within one business day after receipt of redemption request, and in all cases within six business days after such receipt.

The Invesco Structured Core Equity Fund ("Invesco" or "the Fund") is a collective trust fund, established by AMVESCAP National Trust Company as a component of the Institutional Retirement Trust, a collective trust of AMVESCAP National Trust Company. Invesco is valued at the respective net asset value as reported by the trust. The fair values of participation units held in the collective trust, are based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Fund is designed to: (1) outperform the Standard & Poors 500 Index over time based on the performance of the stocks ranked by a proprietary stock selection model, and (2) control risk by having an overall risk profile, which is similar to that of the benchmark in terms of beta, styles, and industries. The Fund uses the Invesco proprietary stock selection model to generate forecasts of excess return for each stock in a large capitalization, liquid universe, which is representative of the benchmark. The return forecasts are combined with risk attributes for each company provided by a third party's risk model in an optimizer in order to create a portfolio with the desired relative return/risk characteristics. The Fund may also invest in derivative securities, such as futures and options. The Fund consists of a fully invested diversified portfolio of equities, and any un-invested cash is held in cash or cash equivalents. Redemptions shall be admitted to or withdrawn from the Fund on the basis of the value of such Fund and of the Units and, if applicable, the class into which it is divided on a valuation date. Each admission and withdrawal shall be effected within a reasonable time, not to exceed three business days, following each such valuation date.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments

**Administrative Expenses** — Administrative expenses are paid by the Plan as provided in the Plan Document.

**Payment of Benefits** — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2009 and 2008.

## 3. INVESTMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three catagories: In accordance with FASB ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

## FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

### NOTES TO FINANCIAL STATEMENTS
### AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

| | Total 12/31/2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Wells Fargo Stable Return Fund | $ 24,544,100 | $ | $ 24,544,100 | $ |
| JP Morgan Core Bond Fund | 5,623,100 | 5,623,100 | | |
| Invesco Structured Core Equity Fund | 6,132,000 | | 6,132,000 | |
| Franklin Electric Co., Inc. Common Stock | 14,785,900 | 14,785,900 | | |
| Short-term Investments | 379,300 | 379,300 | | |
| T. Rowe Price Growth Stock Fund | 3,199,800 | 3,199,800 | | |
| American Century Small Company Fund | 2,615,200 | 2,615,200 | | |
| American Funds EuroPacific Growth Fund | 6,525,300 | 6,525,300 | | |
| Target Date Funds | | | | |
| Wells Fargo WF ADV DJ TODAY I | 679,000 | 679,000 | | |
| Wells Fargo WF ADV DJ 2010 I | 305,200 | 305,200 | | |
| Wells Fargo WF ADV DJ 2020 I | 540,900 | 540,900 | | |
| Wells Fargo WF ADV DJ 2030 I | 327,400 | 327,400 | | |
| Wells Fargo WF ADV DJ 2040 I | 326,000 | 326,000 | | |
| Wells Fargo WF ADV DJ 2050 I | 235,000 | 235,000 | | |
| American Beacon Large Cap Fund | 8,788,100 | 8,788,100 | | |
| Participant Loans | 1,871,400 | | | 1,871,400 |
| Total | $ 76,877,700 | $ 44,330,200 | $ 30,676,100 | $ 1,871,400 |

| | Total 12/31/2008 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Wells Fargo Stable Return Fund | $ 26,069,200 | $ | $ 26,069,200 | $ |
| JP Morgan Core Bond Fund | 4,370,000 | 4,370,000 | | |
| Invesco Structured Core Equity Fund | 5,655,200 | | 5,655,200 | |
| Franklin Electric Co., Inc. Common Stock | 15,837,500 | 15,837,500 | | |
| Short-term Investments | 432,300 | 432,300 | | |
| T. Rowe Price Growth Stock Fund | 2,043,500 | 2,043,500 | | |
| American Century Small Company Fund | 1,981,700 | 1,981,700 | | |
| American Funds EuroPacific Growth Fund | 3,824,200 | 3,824,200 | | |
| Target Date Funds | 1,261,000 | 1,261,000 | | |
| American Beacon Large Cap Fund | 7,729,600 | 7,729,600 | | |
| Participant Loans | 2,221,700 | | 2,221,700 | |
| Total | $ 71,425,900 | $ 37,479,800 | $ 33,946,100 | $ |

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the 2009 statement of changes in net assets available for benefits.

| | Participant Loans |
|---|---|
| Balance, January 1, 2009 | $ - |
| Transfers In | 2,221,700 |
| Interest Income | 116,200 |
| Purchases, sales, issuances and settlements | (466,500) |
| Balance, December 31, 2009 | $ 1,871,400 |

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

| | 2009 | 2008 |
|---|---|---|
| Franklin Electric Co., Inc. Common Stock (508,982 and 563,412 shares, respectively) | $ 14,785,900 | $ 15,837,500 |
| Wells Fargo Stable Return Fund | 24,544,100 | 26,069,200 |
| Invesco Structured Core Equity Fund | 6,132,000 | 5,655,200 |
| American Funds EuroPacific Growth Fund | 6,525,300 | 3,824,200 |
| American Beacon Large Cap Value Fund | 8,788,100 | 7,729,600 |
| JP Morgan Core Bond Fund | 5,623,100 | 4,370,000 |

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | |
|---|---|
| Franklin Electric Co., Inc. Common Stock | $ 758,400 |
| Collective Trusts | |
| Wells Fargo Stable Return Fund | 799,100 |
| Invesco Structured Core Equity Fund | 1,137,500 |
| Subtotal Collective Trusts | 1,936,600 |
| Mutual Funds | |
| JP Morgan Core Bond Fund | 204,800 |
| T. Rowe Price Growth Stock Fund | 957,600 |
| American Century Small Company Fund | 448,100 |
| American Funds EuroPacific Growth Fund | 1,548,300 |
| Target Date Funds | 357,500 |
| American Beacon Large Cap Fund | 1,956,400 |
| Subtotal Mutual Funds | 5,472,700 |
| Net appreciation of investments | $ 8,167,700 |

## 4. STABLE VALUE FUND

The stable value fund (the "Fund") is a collective trust fund sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value ("NAV") of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participants withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

**Limitations on the Ability of the Fund to Transact at Contract Value:**

***Restrictions on the Plan*** — Participant-initiated transactions are those transactions allowed by the Plan including withdrawals for benefits, loans, or transfers to noncompeting funds within a Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
- Any transfer of assets from the Fund directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan

***Circumstances That Impact the Fund*** — The Wells Fargo Stable Return Fund invests in Wells Fargo Fund G, which invests typically in fixed income securities or bond funds, and enters into "wrap" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.

In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

Wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligation under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

## 5. PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Participant loans held by the Plan are also considered party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 508,982 and 563,412 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer.

## 6. PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA.

## 7. TAX STATUS

The IRS has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "Code"). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total net assets available for benefits and total increase in net assets per the financial statements and the Form 5500 as of December 31, 2009 and 2008:

| | 2008 |
|---|---|
| Statement of net assets available for benefits: | |
| Net assets available for benefits per the financial statements | $ 74,456,000 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (1,459,500) |
| Net assets per the Form 5500 | $ 72,996,500 |

| | 2009 |
|---|---|
| Statement of changes for net assets available for benefits: | |
| Increase in net assets per the financial statements | $ 3,263,400 |
| Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts | 1,459,500 |
| Net income per the Form 5500 | $ 4,722,900 |

* * * * * *

# SUPPLEMENTAL SCHEDULE

# FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

**FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2009**
**Name of plan sponsor: Franklin Electric Co. Inc.**
**Employer identification number: 35-0827455**
**Three-digit plan number: 007**

| (a) | Identity of Issue, Borrower, Lessor or Similar Party (b) | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c) | Cost (d) | Current Value (e) |
|---|---|---|---|---|
| * | Wells Fargo Bank of Minnesota | | | |
| | Short-term Investment Fund | Short-term Investment Fund | ** | $ 379,300 |
| * | Franklin Electric Co., Inc. | Common Stock | ** | 14,785,900 |
| | Dow Jones Target Date Funds | Registered Investment Company | ** | |
| * | Wells Fargo DJ TODAY I | Registered Investment Company | ** | 679,000 |
| * | Wells Fargo DJ 2010 I | Registered Investment Company | ** | 305,200 |
| * | Wells Fargo DJ 2020 I | Registered Investment Company | ** | 540,900 |
| * | Wells Fargo DJ 2030 I | Registered Investment Company | ** | 327,400 |
| * | Wells Fargo DJ 2040 I | Registered Investment Company | ** | 326,000 |
| * | Wells Fargo DJ 2050 I | Registered Investment Company | ** | 235,000 |
| * | Wells Fargo Stable Return Fund | Common Collective Trust | ** | 24,495,100 |
| | American Beacon Large Cap Fund | Registered Investment Company | ** | 8,788,100 |
| | Invesco Structured Core Equity Fund | Common Collective Trust | ** | 6,132,000 |
| | JP Morgan Core Bond Fund | Registered Investment Company | ** | 5,623,100 |
| | American Funds EuroPacific Growth Fund | Registered Investment Company | ** | 6,525,300 |
| | American Century Small Company Fund | Registered Investment Company | ** | 2,615,200 |
| | T. Rowe Price Growth Stock Fund | Registered Investment Company | ** | 3,199,800 |
| * | Various participants | Participant loans (maturing 2010 to 2019 at interest rates of 4.25% to 9.25%) | ** | 1,871,400 |
| | | | | $ 76,828,700 |

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of Franklin Electric Co. Inc. of our report dated June 29, 2010, appearing in this Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 29, 2010



Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2008.

DELOITTE & TOUCHE LLP

Indianapolis, IN
June 25, 2010

EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the "Plan") on Form 11-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I John J. Haines, Vice President and Chief Financial Officer and Secretary of Franklin Electric Co., Inc. (the "Company"), and Chairman of the company's Employee Benefits Committee (the "Plan Administrator"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date June 29, 2010



John J. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)


SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH, D.C.
193
SECTION

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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## FORM 11-K

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**FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2009**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

For transition period from______ to______

Commission File Number 001-33682

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**First Federal Savings Bank**
**401(k) and Profit Sharing Plan**

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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# First Advantage Bancorp
(Exact Name of Registrant as Specified in Charter)

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| 1430 Madison Street, Clarksville, TN | 37040 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

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## REQUIRED INFORMATION

**Items 1 – 3.** The First Federal Savings Bank 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1 – 3.

**Item 4.** The Plan's summary annual report is attached hereto.

# SUMMARY ANNUAL REPORT

# SUMMARY ANNUAL REPORT

**First Federal Savings Bank 401(k) and Profit Sharing Plan**

**Plan Year: January 1, 2008 through December 31, 2008**

**Employer Identification Number: 62-0529262/Plan Number: 002**

This is a summary of the annual report for the First Federal Savings Bank Employee Stock Ownership Plan. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

## Basic Financial Statement

Benefits under the plan are provided by a trust fund arrangement.

Plan expenses were $158,381. These expenses included $831 in administrative expenses and $157,550 in benefits paid to participants and beneficiaries. A total of 90 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets was $2,310,724 as of December 31, 2008 compared to $2,560,202 as of December 31, 2007. During the plan year, the plan experienced an decrease in its net assets of $249,478. This decrease includes unrealized appreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of ($91,097) including employer contribution of $128,125, employee contributions of $300,920, rollover contributions of $1,019 and net unrealized losses of $521,161.

## Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

- financial information;
- assets held for investment;
- insurance information, including sales commissions paid by insurance carriers;
- fiduciary information, including transactions between the plan and parties-in-interest (that is, persons who have certain relationships with the plan);

To obtain a copy of the full annual report or any part thereof, write or call the office of First Federal Savings Bank who is the plan administrator, 1430 Madison Street, Clarksville, TN 37040, telephone number (931) 552-6176. The charge to cover copying costs will be $.20 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, First Federal Savings Bank, 1430 Madison Street, Clarksville, TN 37040, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

# Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

**2008**

**This Form is Open to Public Inspection.**

For calendar year 2008 or fiscal plan year beginning , and ending ,

| | | | |
|---|---|---|---|
| **A** Name of plan<br>FIRST FEDERAL SAVINGS BANK 401(K) & PROFIT SHARING | | **B** Three-digit plan number ▶ | 002 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>FIRST FEDERAL SAVINGS BANK | | **D Employer Identification Number** | 62-0529262 |

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

## Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

| | | **(a)** Beginning of Year | **(b)** End of Year |
|---|---|---|---|
| **1 Plan Assets and Liabilities:** | | | |
| **a** Total plan assets | **1a** | 2560202 | 2310724 |
| **b** Total plan liabilities | **1b** | | |
| **c** Net plan assets (subtract line 1b from line 1a) | **1c** | 2560202 | 2310724 |
| **2 Income, Expenses, and Transfers for this Plan Year:** | | **(a)** Amount | **(b)** Total |
| **a** Contributions received or receivable | | | |
| (1) Employers | **2a(1)** | 128125 | |
| (2) Participants | **2a(2)** | 300920 | |
| (3) Others (including rollovers) | **2a(3)** | 1019 | |
| **b** Noncash contributions | **2b** | | |
| **c** Other income | **2c** | -521161 | |
| **d** Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) | **2d** | | -91097 |
| **e** Benefits paid (including direct rollovers) | **2e** | 155480 | |
| **f** Corrective distributions (see instructions) | **2f** | | |
| **g** Certain deemed distributions of participant loans (see instructions) | **2g** | 2070 | |
| **h** Other expenses | **2h** | 831 | |
| **i** Total expenses (add lines 2e, 2f, 2g, and 2h) | **2i** | | 158381 |
| **j** Net income (loss) (subtract line 2i from line 2d) | **2j** | | -249478 |
| **k** Transfers to (from) the plan (see instructions) | **2k** | | |

**3 Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

| | | Yes | No | Amount |
|---|---|---|---|---|
| **a** Partnership/joint venture interests | **3a** | | X | |
| **b** Employer real property | **3b** | | X | |







2 0 0 8 6 0 0 1 0 H

Official Use Only

| | | | Yes | No | Amount |
|---|---|---|---|---|---|
| 3c | Real estate (other than employer real property) | 3c | | X | |
| d | Employer securities | 3d | X | | 1387484 |
| e | Participant loans | 3e | X | | 11498 |
| f | Loans (other than to participants) | 3f | | X | |
| g | Tangible personal property | 3g | | X | |

## Part II Transactions During Plan Year

| | | | Yes | No | Amount |
|---|---|---|---|---|---|
| 4 | During the plan year: | | | | |
| a | Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.) | 4a | | X | |
| b | Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance | 4b | | X | |
| c | Were any leases to which the plan was a party in default or classified during the year as uncollectible? | 4c | | X | |
| d | Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) | 4d | | X | |
| e | Was the plan covered by a fidelity bond? | 4e | X | | 1000000 |
| f | Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | 4f | | X | |
| g | Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4g | | X | |
| h | Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4h | | X | |
| i | Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? | 4i | | X | |
| j | Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? | 4j | | X | |
| k | Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) | 4k | X | | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ **Yes** ☒ **No** **Amount** ______

**5b** If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| 5b(1) Name of plan(s) | 5b(2) EIN(s) | 5b(3) PN(s) |
|---|---|---|
| | | |
| | | |
| | | |




2 0 0 8 6 0 0 2 0 1

## SIGNATURES

**The Plan.** Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/30/10

First Federal Savings Bank
401(k) and Profit Savings Plan



Patrick C. Greenwell
Chief Financial Officer